Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 17, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on August 16, 2004, entitled “SHIRO TSUDA APPOINTED PRESIDENT AND CEO OF VODAFONE K.K.”.

16 August 2004

SHIRO TSUDA APPOINTED PRESIDENT AND CEO OF VODAFONE K.K.

Vodafone Group Plc announces the appointment of Shiro Tsuda as the next President and Chief Executive Officer of Vodafone K.K., with effect from 1 December 2004.

From today, Shiro Tsuda will act as Executive Officer for Vodafone Holdings K.K. and Vodafone K.K. until he assumes his new position.

Shiro Tsuda joined Nippon Telephone and Telegraph Public Corporation (now NTT) in 1970, becoming General Manager of the Company’s Mobile Communications Division in 1990, helping to establish the mobile phone project that later became NTT DoCoMo. In 1992 he became involved in corporate strategy as Planning Division Manager. He was appointed a member of the NTT DoCoMo Board in 1996 as Corporate Planning Director and Senior Vice President and Network Division Director in April 2000, in which position he headed the launch of FOMA, the world’s first 3G mobile network based on W-CDMA technology in October 2001.

Dr. Brian Clark, Chief Executive, Vodafone Asia Pacific Region and Chairman of Vodafone K.K., will relinquish his position as Interim President and Chief Executive Officer of Vodafone K.K. on 30 November 2004.

Arun Sarin, Vodafone’s Chief Executive, said:  “Shiro Tsuda is the ideal candidate to spearhead the next phase of Vodafone K.K.’s growth.  We are delighted that an individual of his stature will lead Vodafone K.K.; he brings considerable experience of the mobile telecommunications industry, together with an extensive knowledge of the Japanese business and consumer markets to Vodafone.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Jon Earl

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: August 17, 2004	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary